UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC DOCUMENT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8- 13942

12013387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5790 WIDEWATERS PARKWAY
(No. and Street)

DEWITT	NEW YORK	13214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. MULLEN, PRESIDENT — **(315) 414-0722**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, **ALEXANDER S. JOSEPH, JR.**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HAZARD & SIEGEL, INC.**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SANDRA WEHNER
Notary Public - State of New York
No. 01WE6004704
Qualified in Onondaga County
My Commission Expires March 30, 2013

Notary Public

Signature

CEO/CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
Dewitt, New York

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. (The Company), as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hazard & Siegel, Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 23, 2012

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 46,247
Investment securities	12,643
Commissions receivable	203,533
Prepaid expenses	1,802
Property and equipment - net	9,625
Total assets	$ 273,850

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 217,188
Total liabilities	217,188
Stockholder's equity	56,662
Total liabilities and stockholder's equity	$ 273,850

A copy of our most recent Annual Audited Report, Form X-17a-5 Part III, is available for examination and copying at the principal office of the firm in Dewitt, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of this financial statement

Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds) and other investment products.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Company commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

As of January 1, 2009, the Company adopted "Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities", which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2009 through 2011 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes compensation expense when it is paid to the employees.

Note 2. Summary of Significant Accounting Policies (continued)

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2012 and February 23, 2012, which is the date the financial statements were available to be issued. During this period there have been no material events that would require disclosure in the financial statements.

Note 3. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2011.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 Inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Note 4. Fair Value Measurement and Investments (continued)

Investments		Level 1 Inputs
Cost and fair value of equity securities:	Cost	Fair Value
Equity securities	$ 14,112	$ 12,643
Unrealized gains - net		$ 1,469

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 6. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 22,627
Leasehold improvements	9,872
	32,499
Accumulated depreciation	(22,874)
Property and equipment - net	$ 9,625

Depreciation expense was $247 for the year ended December 31, 2011.

Note 7. Commitments and Contingencies

Operating Leases

The Company has a ten-year lease on its office in Dewitt, New York, with Hub Properties Trust through January 2017. The Company also subleases office space on a month-to-month basis at $2,200 per month. Rent expense was $34,869 for the year ended December 31, 2011.

The Company has a thirty-nine month lease for a vehicle with Nissan Motor Acceptance Corporation, expiring October 2012. Total auto lease expense was $4,742 for the year ended December 31, 2011.

The minimum annual rental commitments over the next five years are as follows:

	Real Estate	Vehicle	Total
2012	$ 53,157	$ 3,950	$ 57,107
2013	53,429	-	53,429
2014	53,701	-	53,701
2015	53,973	-	53,973
2016	54,245	-	54,245
Thereafter	4,520	-	4,520
Total	$ 273,025	$ 3,950	$ 276,975

Contingencies - Litigation

The Company is involved with a FINRA arbitration action where they are the Defendant. In the aforementioned action, the Company's management has stated that they have denied all liability. Management has also stated that it is premature to determine what financial exposure the Company has in these matters. A contingent liability was recognized on the Focus Report in the amount of $7,804. This amount is not booked but is included in the calculation of Aggregate Indebtedness.

Note 8. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2011, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $224,992 and $27,706, respectively, a ratio of 8.12 to 1 and net capital exceeded the minimum capital requirement of $15,000 by $12,706.

Note 9. Related Party Transactions

The Company subleases office space on a month-to-month basis at $2,200 per month. Rent expense was $6,600 for the year ended December 31, 2011.

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC DOCUMENT

CONTENTS

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
Hazard & Siegel, Inc.
5790 Widewaters Parkway
Dewitt, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hazard & Siegel, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Hazard & Siegel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hazard & Siegel, Inc.'s management is responsible for Hazard & Siegel, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers contained in the SIPC calculation and payment analysis, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers contained in the SIPC calculation and payment analysis supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett, LLP

Certified Public Accountants

Syracuse, New York
February 23, 2012

HAZARD SIEGEL, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENTS RECONCILIATION (FORM SIPC-7)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

General Assessment		$ 342
Less payment made July 2011 with SIPC 6	$ 53	
Less overpayment applied from SIPC-7	-	(53)
Amount due with Form SIPC-7		289
Less payment made with Form SIPC-7 (February 2012)		(289)
Balance due		$ -

SIPC Collection Agent: Securities Investor Protection Corporation

See Independent Accountants' Report on Agreed Upon Procedures